UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. )*

ROTH CH ACQUISITION II CO.

(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

778673103
(CUSIP Number)

December 31, 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☐	Rule 13d-1 (c)

☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 778673103	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Byron Roth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 115,748
	6	SHARED VOTING POWER 2,068,252(1)
	7	SOLE DISPOSITIVE POWER 115,748
	8	SHARED DISPOSITIVE POWER 2,068,252(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,184,000(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.9%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares beneficially owned by CR Financial Holdings, Inc. (“CRF”).

CUSIP No. 778673103	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Gordon Roth
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 23,812
	6	SHARED VOTING POWER 2,068,252(1)
	7	SOLE DISPOSITIVE POWER 23,812
	8	SHARED DISPOSITIVE POWER 2,068,252(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,092,064(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Includes shares beneficially owned by CRF.

CUSIP No. 778673103	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON CR Financial Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,068,252
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 2,068,252
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,068,252
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 778673103	13G	Page 5 of 7 Pages

Item 1.

(a)	Name of Issuer: Roth CH Acquisition II Co.

(b)	Address of Issuer's Principal Executive Offices:

888 San Clemente Drive, Suite 400, Newport Beach, CA 92660

Item 2.

(a)	Name of Person Filing:

(i)	Byron Roth
(ii)	Gordon Roth
(iii)	CR Financial Holdings, Inc.

(b)	Address of Principal Business Office or if none, Residence:

c/o Roth CH Acquisition II Co.

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

(c)	Citizenship:

(i) Byron Roth	United States
(ii) Gordon Roth	United States
(iii) CR Financial Holdings, Inc.	California

(d)	Title of Class of Securities: Common Stock, $0.0001 par value

(e)	CUSIP Number: 778673103

Item 3. Not Applicable

Item 4. Ownership.

(a)	Amount Beneficially Owned:

(i) Byron Roth	2,184,000. Includes 2,068,252 shares owned by CR Financial Holdings, Inc.
(ii) Gordon Roth	2,092,064. Includes 2,068,252 shares owned by CR Financial Holdings, Inc.
(iii) CR Financial Holdings, Inc.	2,068,252 shares

(b)	Percent of Class:

(i) Byron Roth	14.9%
(ii) Gordon Roth	14.3%
(iii) CR Financial Holdings, Inc.	14.1%

The foregoing percentages are based on 14,650,000 shares of common stock outstanding as of December 31, 2020.

CUSIP No. 778673103	13G	Page 6 of 7 Pages

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

(1) Byron Roth	115,748
(2) Gordon Roth	23,812
(3) CR Financial Holdings, Inc.	2,068,252

(ii)	shared power to vote or to direct the vote:

(1) Byron Roth	2,068,252
(2) Gordon Roth	2,068,252
(3) CR Financial Holdings, Inc.	0

(iii)	sole power to dispose or to direct the disposition of:

(1) Byron Roth	115,748
(2) Gordon Roth	23,812
(3) CR Financial Holdings, Inc.	2,068,252

(iv)	shared power to dispose or to direct the disposition of:

(1) Byron Roth	2,068,252
(2) Gordon Roth	2,068,252
(3) CR Financial Holdings, Inc.	0

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 778673103	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 11, 2021

/s/ Byron Roth
Byron Roth

/s/ Gordon Roth
Byron Roth

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Byron Roth
Name: Byron Roth
Title: CEO